EXHIBIT 1


RELATIONAL INVESTORS LLC
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12400 High Bluff Drive, Suite 600, San Diego, California 92130
o Telephone (858) 704-3333 o Fax (858) 704-3344


VIA OVERNIGHT MAIL
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February 2, 2007

Mr. L. White Matthews
Chairman
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN 55425-1640

Dear White:

We have, of course, seen the letter from Pershing Square Capital Management ("Pershing Square") to the Ceridian Board and the Board's response by way of Ms. Marinello's letter to Pershing Square dated January 22, 2007.

Prior to this exchange, we had decided to begin selling our position having experienced many of the same frustrations expressed by Pershing Square. It is not typical that we would take this action, but given our long dialogue with management and the Board over the past two years and Ms. Marinello's refusal to receive input from us and other shareholders over the last four months, we decided that our time would be better spent focused on the larger positions in our portfolio. It is flabbergasting that Ms. Marinello chose not to reach out to shareholders to obtain their input and support. We understand that Ms. Marinello is busy, but it is inexplicable that for four months she would refuse to meet, even briefly, with a large long-term shareholder with a track record of constructive disclosure with the company's management and Board. This approach to shareholder relations betrays either arrogance or naivete, both of which are terminal for a corporate leader in today's world.

That being said, we want to make sure that the Board knows that we unequivocally support each of the points made in Pershing Square's letter. In particular, we think it was a major error to bring in a Chief Executive Officer who would stifle and frustrate the entrepreneurial and highly successful management team at Comdata instead of focusing on the woefully underperforming HR business. We believe, as we have explained before, that Comdata should be liberated from the Ceridian business solution and that all focus, including the Board's, should be on restoring operational excellence to the HR business. We intend to vote our remaining shares in support of Pershing Square or other shareholders' efforts to correct these errors.

We believe the Board could benefit from the input of "fresh blood" with a strong shareholder perspective. I have followed your career over the years with admiration and


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Mr. L. White Matthews
February 2, 2007
Page 2


respect, but in this case, I believe the Board is way off track.
The best evidence of that is the palpable dissatisfaction of your shareholder base, including Relational Investors.

Having reviewed Ms. Marinello's response to Pershing Square I do not expect a response to this letter. I merely hope the Board will give our input serious consideration. I would appreciate it if you would distribute a copy of this letter to each member of your Board.

Sincerely,

/s/ Ralph V. Whitworth

Ralph V. Whitworth
Principal

cc:  Mr. William A. Ackman, Pershing Square Capital Management, L.P.